Filed by Ambipar Emergency Response

Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HPX Corp.

(SEC File No.: 001-39382)

Ambipar and HPX Corp. Transaction September 2022

Disclaimer

This presentation (this "Presentation") is provided for informational purposes only and has been prepared by Emergência Participações S.A. (the "Company" or "Ambipar Response") and HPX Corp. ("HPX") to assist interested parties in making their own evaluation with respect to a potential business combination between the Company and HPX (the "Business Combination") and must not be relied upon for any other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below.

The distribution and use by you of the information contained in this Presentation and any other information provided to you by HPX or the Company or on their behalf is subject to a confidentiality agreement which strictly limits the circulation and copying of the information contained herein. Without the express prior written consent of HPX and the Company, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Company and the Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of, and subject to, the confidentiality obligations applicable to the information contained therein. Upon request, you agree to immediately return all materials provided by HPX and the Company or on their behalf (including this Presentation) without retaining any copies or computer files of the same. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Furthermore, all or a portion of the information contained in this Presentation may constitute material non-public information with respect to HPX, the Company, Ambipar Participações e Empreendimentos S.A. ("Ambipar Group"), being the sole shareholder of the Company, and other parties that may be referred to in the context of these or related discussions. Each recipient hereby acknowledges that (i) applicable securities laws restrict a person from communicating such material non-public information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) it is familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation, and (iii) it will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.

No Offer or Solicitation

This Presentation and any oral statements made in connection with this Presentation are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities, or a commitment of the Company or HPX with respect to any of the foregoing, and this Presentation shall not form the basis of any contract. The securities to which this Presentation relates have not been registered under the Securities Act of 1933, as amended (the "Securities Act"),or the securities laws of any other jurisdiction. Any offer to sell securities, if made, would be made only pursuant to a definitive subscription agreement and in reliance upon an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, as amended, not involving any public offering. HPX and the Company reserve the right to amend or terminate discussions with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding any transaction involving HPX and the Company for any reason. There shall not be any offer or sale of any securities of the Company or HPX in any jurisdiction where, or to any person to whom, such offer or sale may be unlawful under the laws of such jurisdiction.

No Representation or Warranty

This Presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate the Company or a possible investment decision with respect to the Business Combination. The recipient agrees and acknowledges that this Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representations or warranties, express or implied, is or will be given by HPX or the Company or any of their affiliates, directors, officers, employees or advisers or any other person as to the value that may be realized in connection with the Business Combination, the legal, regulatory, tax, financial, accounting or other effects of the Business Combination or the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the Business Combination, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material. Any information, data or statistics on past performance or modeling contained herein is not an indication as to future performance. HPX and the Company assume no obligation to update the information in this Presentation. Recipients of this Presentation should each make their own evaluation of the Company and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Only those representations and warranties that are expressly made by HPX or the Company in a definitive written agreement, if executed, and subject to the limitations and restrictions specified therein, shall have any legal effect.

Industry and Market Data

Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Although all such information has been obtained from sources believed to be reliable and are included in good faith, neither HPX nor the Company has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. Accordingly, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of such data. Recipients are cautioned not to place undue weight on such information.

Forward Looking Statements

Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions.

Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should also carefully consider the risk factors presented elsewhere herein along with the risks and uncertainties described in the "Risk Factors" section of HPX's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by HPX from time to time with the U.S. Securities and Exchange Commission (the "SEC"). There may be additional risks that neither HPX nor the Company presently know or that HPX and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HPX's and the Company's expectations, plans or forecasts of future events and views as of the date of this Presentation. HPX and the Company anticipate that subsequent events and developments will cause HPX's and the Company's assessments to change. However, while HPX and the Company may elect to update these forward-looking statements at some point in the future, HPX and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HPX's and the Company's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

2

Disclaimer (Cont'd)

Use of Projections

This Presentation contains certain financial forecasts, including, among others, Net Revenue, EBITDA and EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate, Net Debt, Net Debt to EBITDA, and growth rates and ratios derived therefrom. The Company's independent auditors have not studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, no independent auditor has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of HPX's and the Company's control. While all financial projections, estimates and targets are necessarily speculative, HPX and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Presentation of Financial Data

Certain financial forecast information of the Company included in this Presentation has been based on the Company's unaudited financial statements for the years ended December 31, 2021 and 2020. Accordingly, such financial forecast information is preliminary and subject to change, which change may be material.

Certain historical financial data of the Company included in this Presentation has been based on (i) the Company's audited financial statements as of and for the years ended December 31, 2021 and 2020, which have been audited in accordance with PCAOB standards, and (ii) the Company's unaudited financial statements as of and for the six months ended June 30, 2022, which is preliminary and subject to changes based on the completion of our financial closing procedures. In addition, certain historical financial data of (i) the Company for periods prior to 2020 and (ii) Ambipar Group, in each case as included in this Presentation, has been based on the Company's and Ambipar Group's audited financial statements for the relevant periods, as applicable, but such financial data has not been, and will not be, audited in accordance with PCAOB standards and may deviate from financial information audited in accordance with PCAOB standards. In addition, certain other financial data of the Company included in this Presentation is based on the Company's internal management accounts that have not been reviewed or audited and are subject to further review and updates.

Statement Regarding Non-GAAP Financial Measures

Certain financial measures in this Presentation are not calculated pursuant to U.S. Generally Accepted Accounting Principles ("GAAP") or IFRS. These non-GAAP financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS. There are a number of limitations related to the use of these non-GAAP financial measures as compared to their nearest GAAP or IFRS equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of the non-GAAP financial measures herein as tools for comparison. You should review each of HPX's and the Company's audited financial statements in accordance with GAAP or IFRS and should not rely on any single financial measure as part of your evaluation. This Presentation contains an explanation of how the Company calculates the non-GAAP measures presented herein, but no quantitative reconciliation of non-GAAP measures to their most directly comparable measures calculated under IFRS.

This Presentation also includes certain projections of non-GAAP measures. Due to the high variability, uncertainty and inherent difficulty of making accurate forecasts and projections, including predicting the occurrence and financial impact of certain adjustments, and the periods in which such adjustments may be recognized, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, the Company is not providing a reconciliation of its projected or forward-looking non-GAAP measures to the most directly comparable measure prepared in accordance with GAAP. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

Trademarks

HPX and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third-parties, which are the property of their respective owners. The use or display of third-parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with HPX or the Company, or an endorsement or sponsorship by or of HPX or the Company. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate in any way that HPX or the Company will not assert to the fullest extent under applicable law their respective rights or the rights of the applicable licensor(s) to these trademarks, service marks, trade names and copyrights.

3

Disclaimer (Cont'd)

About the Company

Founded in 2008 as part of the Ambipar group, Ambipar Response is a leading environmental, emergency response and industrial field service provider in Brazil with presence in 16 countries in Latin America, North America, Europe, Africa and Antarctica and operating 216 service centers as of December 31, 2021. For more information, visit ambipar.com.

About HPX

HPX (NYSE: HPX) is a special purpose acquisition company that, since its $253 million initial public offering on NYSE in July 2020, has sought to combine its business with a Brazil-based company in an industry which would benefit from long-term growth in the Brazilian economy, with an international expansion plan as part of its overall growth strategy and that could benefit from HPX's management team's experience in operating in global markets. HPX's sponsor is HPX Capital Partners LLC, which is controlled by Bernardo Hees and Rodrigo Xavier, both co-chairmen of HPX's board of directors, and Carlos Piani, HPX's CEO and CFO. For more information, visit hpxcorp.com.

About Ambipar Group

Ambipar Group is a holding company founded in 1995 by Mr. Tercio Borlenghi Junior that operates in two business segments: response and environment. Ambipar Group became a publicly-traded company in 2020 by listing on the Brazilian stock exchange (B3: AMBP3).

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of HPX for their consideration. HPX intends to publicly file a registration statement on Form F-4 (the "Registration Statement") with the SEC which will include preliminary and definitive proxy statements to be distributed to HPX's shareholders in connection with HPX's solicitation for proxies for the vote by HPX's shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective, HPX will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. HPX's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with HPX's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about HPX, Ambipar Response and the proposed Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by HPX, without charge, at the SEC's website located at www.sec.gov or by directing a request to 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR ANY SECURITIES OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

HPX, the Company and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from HPX's shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HPX's shareholders in connection with the proposed Business Combination will be set forth in HPX's proxy statement / prospectus when it is filed with the SEC. You can find more information about HPX's directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Investor Relations Contact

- Ambipar Response: ri@ambipar.com
- HPX Corp: ir@hpxcorp.com

4

Ambipar Response At-A-Glance

A leading environmental solutions service provider in Brazil[3] with global presence

Environmental and industrial field services
Contracted, spot or through a subscription model

Over 28,000 service events executed in 2021[1]
Wide range of services, involving environmental remediation, emergency response on all transportation modals, and industrial maintenance

Global platform with 216 Service Centers[4]
Best in class special equipment and personnel covering wide geographies where there's relevant demand

Diversified client base with 10,000+ customers[4] with long-standing relationship
Major clients in logistics, chemical, O&G, mining and industrial sectors

2,200+ total employees[4], including trained responders
Under regulatory guidelines and rigorous safety protocols

R$822mm Net Revenue[2] 2021A	**90%** Net Revenue[2] $CAGR_{19A-21A}$
29% EBITDA Margin[2] 2021A	**29%** ROIC[2] 2021A



216[4]
Service Centers
16[4]
countries
Service Centers
Training Centers
Ambipar Response Headquarters

Source: Ambipar Response information

Notes: (1) emergency + scheduled services(2) Financial Metrics as calculated in the Appendix (3)Based on total revenue in 2021A relative to its major competitors. Source: publicly available information of Ambipar Group and its major competitors (4) As of December 31, 2021

5

Ambipar Plays Within the Environmental and Industrial Field Service Value Chain 6 Transportation Modes Industrial Process & Waste Generation Non - Hazardous Landfill Incineration Hazardous Landfill Services offered by Ambipar Response Industries Mines Warehouses Disposal Transfer, Storage & Treatment Services Consulting and Training Remediation and Industrial Field Services Response and Restoration Environmental Response Information Emergency Response Treatment, storage and disposal Truck and rail services Mobile Recycling operation Waste transfer management Major Competitors

Full Offering of Critical and Hazardous Services 7 Consulting and Preparedness (“Level - 0”) Services offered by Ambipar Response Field services (“Level - 3”) Crisis management (“Level - 2”) First contact and information (“Level - 1”) Corporate Consulting and Training Remediation and Industrial Field Services Response and Restoration Emergency Response Information Emergency Response Orientation End Markets Government consulting Communications Emergency monitoring Responders oversight and management E.g : Highway Accident Transportation Oil and Gas Industrial E.g : Offshore oil spill E.g : Dry port Infrastructure E.g : Cleaning and maintenance of hazardous environments Hazardous waste transfer and disposal Natural disasters response Government E.g : Consulting for USVI Reconstruction and funding Training E.g : Training camps, e - training, emergency training E.g : 1 - 800 hotline E.g : Command center operations for emergencies E.g : Underground gas tank cleaning, fire extinction

Broad and Recurrent Portfolio of Services 8 Emergency Response Information Industrial Field Services Consulting &Training HAZMAT Management Outsourcing Remediation Services Hazardous Waste Management Response & Restoration Oil Spill Efficiency Safety Standardization Carbon neutral x x x x Emergency Response Scheduled Services Highway Accident Dry Port Emergency Industrial Chemical Spill Gas Decommissioning Underground Gas Tank Cleaning Industrial Silo Cleaning Services contracted at spot or subscription model Offshore oil spill

Investment Highlights

Sizeable Global Market with Opportunity to Grow Faster Than Global GDP Growth 10 Notes: (1) Estimated U.S. remediation and industrial services market total revenue in 2020 per Environmental Business Journal , V olume XXXII, Number 11/12, Winter 2019; (2) Market share calculated as the sum of Clean Harbors' and US Ecology's revenue fo r t he field and emergency response services segment for the year ended December 31, 2020 divided by the estimated U.S. remediation and in dus trial services market total revenue in 2020. Sources: Publicly available information of such companies and Environmental Busi nes s Journal, Volume XXXII, Number 11/12, Winter 2019. Top 2 Environmental and Industrial Field Services Players – less than 5% market share in the US (2) Relevant total addressable global market, where the US alone represents over $14.6bn TAM (1) 1 Recurring demand for base emergencies and services to comply with safety/environmental regulations 2 3 4 5 Global outsourcing trend driven by specialization and low cost to clients Market growth driven by nominal GDP growth, increased ESG compliance and industrial activity Fragmented global market with small scale players, rendering niched services and covering small geographies

How Ambipar Response Wins: Standardized Services Rendered at Scale

Combination of capabilities allows for standardized services rendered at scale

One-stop shop for emergency and industrial services

Service Centers



- ✓ Standardized and high-end assets
- ✓ Handles emergency response and other industrial field services
- ✓ Standard procedures for each HAZMAT category
- ✓ Nation-wide coverage in Brazil

Emergency Operations Center



- ✓ Standardized Information System
- ✓ Command/decision-making center
- ✓ Real-time asset tracking
- ✓ GIS and Geoprocessing tools
- ✓ 24/7/365 with dedicated hotline

Training Center



- ✓ Multimodal training center with real-world simulations
- ✓ Technical cooperation with clients and regulators

Technical Committee



- ✓ Highly experienced team responsible for technical standards in Brazil (ABNT) and the US (NFPA)

NFPA ABNT

Internationally-Accredited Standardized Procedures

ISO 22320:2013 | ISO 9001:2015 | ISO 14001:2015 | ISO 45001:2018 | UK SPILL | The Nautical Institute | RISQS

11

12 Ambipar Response Track Record of Profitable Growth, with Successful M&As, Now Going Global 2008: Foundation 2022: Merger with HPX (de - SPAC) Building a Fully Integrated Platform in Brazil Significant Acquisitions in North America and Europe International Expansion and LatAm Conquering x Partnership with HPX Corp x Focused on growing in North America and further integrating operations 2020: Ambipar Group’s IPO at B3 Phase 1 Phase 2 Phase 3 157 227 364 822 1,144 1,330 52 61 112 238 309 330 2018 2019 2020 2021 2Q22 LTM 2Q22 Annualized Ambipar Response Net Revenue Ambipar Response EBITDA Ambipar Response EBITDA Margin 33.1% 27.0% 30.9% 29.0% 27.0% 14 0 2 1 0 2 Targets Acquired by Region: Phase 1 – Phase 2 5 6 Source: Ambipar Group information Notes: (1) Net Revenue and EBITDA for FY 2018 and 2019 have not been audited pursuant to PCAOB auditing standards and may not be fully c omp arable to Net Revenue and EBITDA for other periods; (2) Financial Metrics as calculated in the Appendix; (3) Includes the full year impact of the acquisitions completed until 1Q22 by considering annualized 2Q22 results. (1) (1) (2) (2) (3) 24.8%

Ambipar Response Business Units Ambipar Response has positioned its business in four highly attractive markets 13 4Q21 Gross Revenue Breakdown (%) (1) 38% North America (5) LatAm (ex - Brazil) 18% Brazil 27% Europe 17% Service Centers (2) x 28 x 54 x 121 x 13 # of Acquisitions (3) x 14 x 2 x 11 x 3 Regulatory Framework x Well developed x Developing x Developed x Well developed, with national particularities Net Revenue Growth (1,4) x 330% x 36% x 60% x 371% Ambipar Strategy x Aggressive inorganic investment focused on wide geographic expansion x Invest for growth on current business x Sustain market share position and adjacent opportunities x Inorganic investment focused on expansion of strategic regions Notes: (1) Financial Metrics as calculated in the Appendix (2) As of December 31, 2021 (3) Since 2018 (4) Revenue growth is calculated a s of January 1, 2020 through December 31, 2021. Calculated in BRL Terms. (5) Estimated to increase significantly with recent North American acquisitions

14 Date: Sep/2022 (1) Strategy: Cross - sell L2 and L3 services to governmental and corporate clients. Integrate Ambipar Reponse's US operations with a cornerstone asset with high brand awareness Financials (2021): EV $161M; 2021 Revenues of $191.9M; EBITDA of $34M M&A Case Studies: Witt O’Brien’s (USA) and Ridgeline (CAN) Date: Aug/2022 Financials (2021): EV: n.d. ; Revenues: CAD 34M; EBITDA of CAD 4.2M Business: Consulting and crisis management services for government and corporate clients Strategy: Geographical expansion, new services, cross selling opportunities, reputable brand in Canada’s western provinces Business: emergency response and environmental services Headquarter: USA Headquarter: Canada (1) Signing date; closing subject to customary conditions

Financials

Ambipar Response Forecasted Financial Profile

Net Revenue[1,2]



(R$ mm)
Current year M&A
Non-Current year M&A
Organic
CAGR22-26
Total: 33.1%
Organic: 18.1%
364
822
1,144
1,330
1,735
604
0
1,131
2,961
348
1,202
1,411
3,926
284
1,964
1,678
4,820
273
2,608
1,939
5,450
3,250
2,200
2020A
2021A
2Q22 LTM
2Q22 (3) Annualized
2022E
2023E
2024E
2025E
2026E

EBITDA and EBITDA Margin[1,2]



(R$ mm; %)
Current year M&A
Non-Current year M&A
Organic
28.9%
28.2%
27.0%
24.8%
25.1%
24.0%
24.5%
25.2%
25.3%
CAGR22-26
Total: 33.4%
Organic: 20.9%
106
233
309
330
436
92
344
711
55
209
446
961
46
370
544
1,213
45
528
640
1,379
643
736
2020A
2021A
2Q22 LTM
2Q22 (3) Annualized
2022E
2023E
2024E
2025E
2026E

ROIC[1]



(%)
36.7%
31.0%
17.2%
20.0%
22.5%
24.5%
26.8%
2020A(4)
2021A(4)
2022E
2023E
2024E
2025E
2026E

Free Cash Flow & Cash Conversion Rate[1]



(R$ mm; %)
32.5%
42.4%
50.6%
57.5%
48.8%
20
-17
142
301
486
698
673
2020A
2021A
2022E
2023E
2024E
2025E
2026E

Notes:
1. *Financial Metrics as calculated in the Appendix; Projections assume the funding from the transaction as described in the presentation and a closing in 2022*
2. *Includes only ~50% of the acquired Net Revenue and EBITDA at the year of the acquisition (except as noted for 2Q22 annualized)*
3. *Includes the full year impact of the acquisitions completed in 2021 by considering annualized 2Q22 results*
4. *Excludes intangibles from asset base*

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7.1x 8.4x 14.4x 14.8x 8.0x 13.2x 14.9x 13.8x 10.2x 11.2x 17 Ambipar Response Presents Attractive Margins and Returns at an Attractive Valuation Source: Reports of Ambipar Group and the other illustrated companies, Bloomberg and Factset as of September 28 th , 2022 Notes: (1) Financial Metrics as calculated in the Appendix; (2) Average between 2020 and 2021 ; (3) Pre - money Net Debt for Ambipar Response; (4) Includes Waste Management, Harsco , GFL, US Ecology , Waste Conection and Stericycle ; (5) Includes Cintas, ISS, Aramark, Sodexo, Unifirst , ABM and CORR 2021 EBIT (1) /Total Assets Net Debt/EBITDA (1) 2021 29% 18% 27% 18% 11% Other Enviromental (4) 13% 7% 8% 5% 9% Other Enviromental (4) 3.1x 3.0x 3.0x 3.8x 0.7x Other Enviromental (4) Environmental Services Outsourcing Players (5) Outsourcing EV / EBITDA (1) 2022E Median 13.5x Median 10.7x 118% 27% 15% 14% 1% 6% 15% 0% 27% 8% 103% 31% 22% 13% (5%) 8% 15% (6%) 31% 18% CAGR 20 - 22 (3) Net Revenue (1) EBITDA (1) EBITDA Margin 2021 (1,2)

Transaction Summary – NYSE listing

Ambipar Group has agreed to float its Ambipar Response business unit through a business combination with HPX

Ambipar Response Valuation	▪ $581 million pro forma Enterprise Value at closing[1] ▪ Attractive valuation multiples compared to major competitors: 7.1x[2] EV/EBITDA relative to 13.5x EV/EBITDA market median
Pro Forma Capital Structure	▪ 100% cash in to foster the organic and inorganic growth of Ambipar Response ▪ Minimum $168 million[1] already committed through PIPE/non redeeming holders and Ambipar Group investments, and up to $220 million considering minimum redemptions
Pro Forma Ownership[1,3]	▪ 66% Ambipar Group, ~31% SPAC public shareholders and PIPE Investors, ~3% HPX Sponsor; considering minimum redemptions
Listing Venue	▪ Combined company to be listed on the NYSE
Alignment of Interests	▪ HPX Sponsor to cancel 40% of the promote shares and 50% of the private warrants ▪ HPX Sponsor to nominate one board member, one audit committee member, one executive committee member and part of the management team ▪ PIPE investor to nominate one board member and one executive committee member ▪ 3 year lock up for HPX Sponsor and Ambipar
Carve out rationale	▪ Additional funding for new acquisitions and support of its existing businesses ▪ Higher profile as a result of a US listing is expected to lead to new international customers, new M&A prospects and lower cost of capital ▪ Separate entity may attract new investors interested in the international business and its accelerated expansion, mainly on less volatile currencies



Corporate Structure
Ambipar Group EBITDA Breakdown 2021
45%
55%
HPX CORP
Non-redeeming Shareholders + PIPE investors
ambipar GROUP
Transaction Perimeter
ambipar response
ambipar environment
North America
Europe
LatAm (ex-Brazil)
Brazil

Note: (1) Assumes $117.5mm PIPE and non-redemption agreements + $50.5mm from Ambipar Group subscription; assumes exchange rate of 5.33 BRL/USD, assumes transaction expenses of $18 million, (2) assumes net debt as of March 31st 2022 (3) Economic ownership

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Investment Highlights Recap 19 Substantially Fragmented Market with Room for Consolidation and Strong Tailwind from ESG Compliance Solid Competitive Advantages Being a Leading Environmental Solutions Service Provider in Brazil (1) Well Positioned to Grow Internationally , Especially in North America Opportunity to Leverage HPX’s Operational and Financial Expertise in M&A, Standardization of Global Processes and Integration of Acquired Companies 1 2 3 5 Strong M&A Track Record with Structured Integration Process and a Solid Pipeline Ahead 4 Source: Bloomberg Note: (1) Based on total revenue in 2021A relative to its major competitors. Source: publicly available information of Ambipar Group and its maj or competitors.

Appendix

Ambipar Response Plays Within the Critical and Hazardous Environmental Services 21 Consulting and Preparedness (“Level - 0”) Services offered by Ambipar Response Field services (“Level - 3”) Remote management (“Level - 2”) First contact and information (“Level - 1”) Corporate Consulting and Training Remediation and Industrial Field Services Response and Restoration Environmental Response Information Emergency Response Orientation Major End Markets Government consulting Communications Emergency monitoring Respondents management E.g : Highway Accident Transportation Oil and Gas Industrial E.g : Offshore oil spill E.g : Dry port Infrastructure E.g : Cleaning and maintenance of hazardous environments Hazardous waste transfer and disposal Natural disasters response Government E.g : Consulting for USVI Reconstruction and funding E.g. Acquired Cos. Training

Governance – Partnership between HPX and Ambipar Group

Board and management partnership[1]

- Board of Directors will be initially comprised of 7 members
- Tercio Borlenghi Jr will lead Executive Committee to be composed initially of 3 members, including Bernardo Hees, to work closer with management and advise the Board on strategic and capital allocation issues
- Audit Committee to be initially composed of a majority of independent directors; expected to include Carlos Piani and the additional independent member to be nominated by Ambipar Group

Complementary skillset to support Ambipar Response's growth:

- Capital allocation and M&A expertise
- Global operating experience
- Local experience in the Canadian and U.S. markets
- Standardization experience

Expected Initial Organizational Structure[1]



ambipar GROUP
HPX CORP
PIPE INVESTORS
5 members Ambipar Group
- Tercio Borlenghi Jr. (chairman)
- +3 from Ambipar
- +1 Independent
1 member HPX
- Carlos Piani(2)
1 member Opportunity
- Victor Almeida
Board of Directors
Executive Committee (advisory committee)
Audit Committee (board committee)
CEO Yuri Keiserman(3)
President Brazil Dennys Spencer(3)
President Latin America Pablo Pinochet(3)
President North America Shannon Riley(3)
President Europe Martin Lehane(3)
HPX CORP
CFO Rafael Santo(4)
COO Guilherme Borlenghi(3)
Ambipar Group corporate services arrangements (HR, Legal, Shared Services Center)

Notes:
(1) Board / governance structure subject to closing of the business combination and final agreement of HPX and Ambipar Group; (2) Independent nominee; (3) Nominees; (4) Nominee and part of HPX's team.

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 Gross Revenue: We calculated gross revenue as revenue before deductions comprised mainly of Brazilian social security taxes ( PIS /COFINS) and municipal tax on services (ISS).  Net Revenue: We calculated net revenues as revenue after deductions comprised mainly of Brazilian social security taxes (PIS/ COF INS) and municipal tax on services (ISS).  EBIT: We calculated EBIT (earnings before interest and tax) by adjusting net income for the period to exclude the effects of net interest income/expense and income tax expenses or benefits.  EBITDA: We calculated EBITDA (earnings before interest, tax, depreciation and amortization) by adjusting net income for the p eri od to exclude the effects of net interest income/expense, income tax expenses or benefits, depreciation and amortization.  EBITDA Margin: We calculated EBITDA margin as EBITDA for the period divided by Net Revenue for the period.  Net Debt: We calculated net debt as financial debt + related parties liabilities + acquisition investment obligations + divid end payables – cash and equivalents – related parties assets  Free Cash Flow: We calculated free cash flow as EBITDA – change in working capital – income taxes – capex .  Cash Conversion Rate: We calculated cash conversion rate as Free Cash Flow/ EBITDA  ROIC: We calculated ROIC as NOPAT/ invested capital, where:  NOPAT: We calculated NOPAT (net operating profit after tax ) as EBIT (earnings before interest and tax) adjusted to exclude t he effective tax rate  Invested Capital: We calculated invested capital as Net Debt + equity – intangible assets – dividend payables 23 Financial Metrics Definition

Risk Factors Summary

Certain factors may have a material adverse effect on our business, financial condition, results of operations and reputation. You should carefully consider the following risk factors that apply to the business and operations of Emergência Participações S.A. and its subsidiaries and to its potential business combination (the "Business Combination") with HPX Corp. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of these risks actually occurs, alone or in combination with other events or circumstances, our business, financial condition, results of operations, future prospects and reputation, as well as our ability to realize the anticipated benefits of the Business Combination, could be materially and adversely affected. In that event, the trading price of our securities following the Business Combination could decline, and you could lose part or all of your investment. In this section, "Emergencia" means Emergência Participações S.A., the "HPX" means HPX Corp., the "New PubCo" means the combined company, and the "Company," "we," "our" or "us" means Emergencia (together with its consolidated subsidiaries) for the periods prior to the Business Combination and refers to New PubCo (together with its consolidated subsidiaries) for periods from and after the Business Combination. These risk factors are provided to you in the context of your potential investment in New PubCo's securities, immediately prior to or concurrently with, and contingent upon, the consummation of the Business Combination of HPX and Emergencia, and are qualified in their entirety by the definitive documents and other disclosure documents.

Risks Relating to Emergencia's Business and Industry

- Our inorganic growth strategy, including through international expansion, subjects us to a variety of risks that could adversely affect our operations and revenues.
- We may face successor liability for contingencies and damages arising from our acquisitions that have not been identified prior to the relevant acquisition and may not be sufficiently indemnified under the terms of the applicable acquisition agreement.
- Competition in the acquisition targets and consolidation in our sector may limit our ability to grow through acquisitions.
- Our growth depends largely on our ability to successfully execute our M&A strategy. We may not realize the expected benefits from recent or potential future acquisitions or may incur significant expenses in connection therewith, which could adversely affect our results of operations and financial condition.
- The use of cash and significant indebtedness in connection with financing acquisitions could adversely impact our liquidity, limit our flexibility to respond to other business opportunities and increase our vulnerability to adverse economic and operating conditions.
- We may be unable to comply with the financial and operating covenants set forth in the deed governing our debentures.
- Difficulties in managing our liquidity risk may adversely affect our financial and operating performance and limit our growth.
- We may not be able to raise sufficient funds to implement our business plan, renew our existing lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.
- Our emergency response services are subject to operational and security risks, including as a result of the handling of hazardous substances, and any accidents that occur during the performance of our services may expose us to significant civil, labor, environmental and criminal liabilities and adversely affect our business, results of operations, financial condition and reputation.
- Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.
- Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.
- We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.
- We, our subsidiaries, affiliates, direct and indirect controlling shareholders and members of our management and that of HPX, or companies with which management has been involved with in the past, have been in the past and may in the future be subject to legal, administrative or arbitration disputes or investigations. This includes a past SEC investigation relating to accounting practices at Kraft Heinz which has been finally settled without charging any executives involved with us or HPX. Any disputes or investigations may adversely affect our results of operations, financial condition and reputation.
- Losses not covered by insurance policies or that exceed the respective indemnity limits, as well as failure to renew insurance policies under conditions favorable to us, may have an adverse effect on our business.
- The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.
- We may not be successful in renewing strategic lease agreements or at terms and conditions favorable to us.
- Breaches of, or significant interruptions to, our information technology systems and those of our third-party service providers or breaches of data security could adversely affect our business, reputation and financial condition.
- We are subject to risks associated with non-compliance with the Brazilian Data Protection Law and similar legislation of other countries that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
- The loss of members of our management may have a material adverse effect on our business, financial condition and results of operations.
- The estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
- The projected financial and operating information in this proxy statement/prospectus relies in large part upon assumptions and analyses developed by us and third-party sources and are based on our ability to achieve, among other factors, certain growth milestones in accordance with our business plans. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.
- Our inability or failure to protect our intellectual property or our infringement of the intellectual property of third parties may negatively impact our operating results, divert management and key personnel from the business operations and could harm our financial condition and reputation.
- Intellectual property rights do not necessarily address all potential competitive threats.
- If our trademarks are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
- If we are unable to attract, develop and retain employees committed to our culture and brand, our operations may be adversely affected.
- We may not be able to manage our growth effectively, which could have a material adverse effect on our business, results of operations, financial condition and reputation.
- Failures in our risk management, compliance and internal control systems, policies and procedures may adversely affect our business, financial condition and reputation.
- In preparing our combined financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
- Our governance, risk management and compliance processes may fail to detect violations of anti-corruption and anti-money laundering laws and our standards of ethics, including as a result of the conduct of our managers, employees, suppliers, business partners and third parties who act in our name, interest or benefit, which may have a material and adverse impact on our business, financial condition, results of operations, reputation and market price of our securities.
- Our results may be adversely impacted by incorrect estimates, judgments or assumptions relating to our critical accounting policies and changes in international financial reporting standards.
- Any increase in operational costs and any difficulties we encounter in recovering costs incurred by us for the performance of our activities may adversely affect us.
- We may face potential conflicts of interest in negotiations with related parties.
- We are a holding company and depend on the operational results of our subsidiaries.
- We may be liable for environmental, tax, labor and social security obligations of suppliers or service providers.
- The use and supply of outsourced labor may subject us to joint and several liability for labor and social security liabilities.

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Risk Factors Summary (Cont'd)

- Our operations may be affected by seasonal fluctuations and other demand factors over which we have no control.
- Our inability to maintain long-term business relationships with our customers at the same or higher volumes or prices and/or to renegotiate such relationships on other favorable terms could negatively affect our ability to grow and adversely affect our competitiveness and our results of operations.
- Our business, financial condition and results of operations may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.
- Failure to comply with socio-environmental laws and regulations, including with respect to the handling of hazardous waste, may adversely affect our business.
- We may incur increased costs arising from compliance with new or more restrictive social and environmental laws and regulations.

Risks Relating to the Markets Where We Operate

- Our global presence subjects us to a variety of risks arising from doing business internationally.
- Governments have a high degree of influence in the economies of emerging markets where we operate, which could adversely affect our results of operations.
- Economic uncertainties and political instability in the Latin American countries in which we operate, in particular Brazil and Chile, may adversely affect our business, operations and financial condition and that of our subsidiaries.
- Political, economic and social events and the perception of risks in other countries, especially in emerging economy countries and in the United States, China and the European Union, may adversely affect the economy of the countries in which we operate and the market price of our securities.
- Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.
- Inflation and government efforts to curb it may contribute to an uncertain economic scenario, adversely affecting us and the market price of our securities.
- Our operating results may be impacted by changes in tax legislation, unfavorable results from tax contingencies or by the modification, suspension or cancellation of tax benefits or special regimes.
- Outbreaks of communicable diseases worldwide, such as COVID-19, could lead to greater volatility in the global capital markets and result in negative pressure on the global and local economy of the markets where we operate, which could have an adverse effect on our results of operations and financial condition and affect the trading price of our securities.
- Any further decline in Brazil's credit rating could adversely affect the trading price of our securities.
- Changes in legislation and regulations in Chile may have an adverse effect on our business.
- A severe earthquake or tsunami in Chile could negatively affect the Chilean economy and our facilities and, as a result, negatively impact our business, financial condition and consolidated operating results.
- Under a constitutional provision, the Chilean government has the power to seize or expropriate our assets under certain circumstances.

Risks Related to the Business Combination and HPX

- The sponsor of HPX and its officers and directors have agreed to vote in favor of the Business Combination, which will increase the likelihood that HPX will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby regardless of how the HPX's public shareholders vote.
- If the conditions to the Business Combination Agreement are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not occur.
- The Business Combination may be required to close if the requisite HPX shareholder approval is obtained, even if HPX's board of directors determines it is no longer in the best interest of the HPX shareholders.
- The announcement and pendency of the Business Combination could adversely affect Emergencia's business, prospects, financial condition or operating results.
- Litigation or legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination, and following the consummation of the Business Combination, subject Emergencia and New PubCo to significant liabilities and have a negative impact on Emergencia's or New PubCo's respective reputations or business, as applicable.
- HPX may waive one or more of the conditions to the Business Combination. The exercise of discretion by HPX's directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests HPX shareholders.
- The sponsor of HPX, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination.
- Credit Suisse was to be compensated in part on a deferred basis for already-rendered services in connection with HPX's IPO in part for advisory services provided to HPX in connection with the Business Combination. However, Credit Suisse gratuitously and without any consideration from HPX or Emergencia waived such compensation and disclaimed any responsibility for this proxy statement / prospectus.
- HPX is not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm, and consequently, you have no assurance from an independent source that the price HPX is paying for the Business Combination is fair to HPX and the HPX shareholders from a financial point of view.
- If HPX is unable to complete a business combination or receive shareholder approval for an extension by November 20, 2022, HPX will cease all operations except for the purpose of winding up and HPX will redeem the public shares and liquidate, in which case HPX's public shareholders may only receive certain amount per share, or less than such amount in certain circumstances, and the HPX Warrants will expire worthless.
- The proximity of HPX's investment period deadline adds additional pressure for HPX to close the Business Combination, which may impair HPX's negotiating leverage.
- Because HPX and New PubCo are incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
- During the pendency of the Business Combination, HPX will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries relating to or the making, submission or announcement of, or enter into, a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.
- Emergencia and HPX have incurred and will incur significant, non-recurring transaction costs in connection with the Business Combination, private placement and related transactions, such as legal, accounting, consulting, and financial advisory fees, which may be paid out of the proceeds of the Business Combination and the private placement.
- is attempting to complete the Business Combination with a private company about which little information is available, which may result in an inadequate due diligence of Emergencia's business and a Business Combination that is not as profitable as HPX suspects, if at all.
- There are risks to HPX shareholders related to becoming shareholders of New PubCo through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter.
- In evaluating Emergencia for the Business Combination, the management of HPX is relying on the availability of all of the funds from the commitments of the Non-Redeeming Shareholders and the sale of the securities to the PIPE Investors and the Ambipar PIPE Financing in connection with the Business Combination. If the sale of some or all of the securities to PIPE Investors or the Ambipar PIPE Financing fails to close or the Non-Redeeming Shareholders fail to honor their commitments, we may lack sufficient funds to consummate the Business Combination.
- You should not rely on any commitments of the PIPE Investors as validation of your investment decision because PIPE Investors will effectively pay less than $10.00 per New PubCo Class A Ordinary Share.
- The investors of HPX will experience immediate dilution due to the issuance of securities to Ambipar as consideration for the Business Combination. Having a minority share position likely reduces the influence that HPX's investors have on the management of the Company.
- Changes to the proposed structure of the Business Combination may be required as a result of applicable laws or regulations. Furthermore, changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect HPX's business, including itsr ability to complete its initial business combination and results of operations.

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Risk Factors Summary (Cont'd)

- HPX may be deemed a "foreign person" under the regulations relating to the Committee on Foreign Investment in the United States ("CFIUS") and its failure to obtain any required approvals within the requisite time period may require HPX to liquidate.
- HPX and Emergencia will be subject to business uncertainties and contractual restrictions while the Business Combination is pending, and such uncertainty could have a material adverse effect on HPX's and Emergencia's business, financial condition, and results of operations.
- The ability of HPX, Emergencia and the other parties to the Business Combination Agreement to consummate the Business Combination may be adversely affected by the COVID-19 pandemic and the status of equity and debt markets.
- HPX's independent registered public accounting firm's report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a "going concern."
- Past performance by entities affiliated with HPX or its sponsor, including HPX management team, may not be indicative of the future performance of HPX's Business Combination with Emergencia.
- HPX is dependent upon its officers and directors and their departure could adversely affect its ability to operate.
- HPX's directors may decide not to enforce the indemnification obligations of HPX sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to its public shareholders.

Risks Relating to New PubCo

- The market price and trading volume of New PubCo Securities following the consummation of the Business Combination may be volatile and could decline significantly following the Business Combination, particularly if New PubCo's performance following the Business Combination or the valuation of the New PubCo Ordinary Shares in the Business Combination do not meet market expectations.
- Following the consummation of the Business Combination, New PubCo Warrants will become exercisable for New PubCo Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.
- As a private investor in New PubCo, you will not have the same protections as an investor in an underwritten public offering of securities of New PubCo.
- Following the consummation of the Business Combination, New PubCo may invest or spend the proceeds of the Business Combination and private placement in ways with which the investors may not agree or in ways which may not yield a return.
- Following the Business Combination, we will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company in the United States.
- We are and will continue to be an "emerging growth company" and are subject to reduced SEC reporting requirements applicable to emerging growth companies.
- We may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to us after the Business Combination is consummated.
- New PubCo is expected to be a "controlled company" within the meaning of the rules of the NYSE. As a result, New PubCo will qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.
- New PubCo's controlling shareholder may take actions which are not necessarily in New Pubco's interest or in the interest of other New Pubco shareholders.
- As a foreign private issuer, New PubCo will be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of New PubCo's securities.
- In the future, we may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
- We do not expect to pay dividends for the foreseeable future after the Business Combination.
- The only principal asset of New PubCo following the Business Combination will be its interest in Emergencia and accordingly, New PubCo will depend on distributions from Emergencia to pay its debts and other obligations.
- Anti-takeover provisions in New PubCo's governing documents might discourage, delay or prevent a change in control of New PubCo or changes in its management and, therefore, depress the trading price of New PubCo Securities.
- The trading market for our securities will be influenced by the research and reports that analysts may publish about us, our business, our market and our competitors, or by the lack of any such research and reports. If the Business Combination's benefits do not meet the expectations of these analysts, the market price of our securities may decline.
- The share price of $10.00 per share used in the Business Combination is based on a convention for transactions involving special purpose acquisition companies and not on any intrinsic value. The pre-Closing market price of HPX shares is backstopped by the funds in the Trust Account and should therefore not be taken as reflecting the market's view of the per share value of the post-Closing company. Following the Closing, when that backstop disappears, the New PubCo Class A Ordinary Shares may trade materially lower than $10.00 per share.
- We expect fluctuations in our results of operations, making it difficult to project future results, and if we fail to meet the expectations of analysts or investors with respect to our results of operations, our stock price could decline.
- Substantial future sales, or the perception of future sales, of New PubCo Securities could cause the market price of New PubCo Securities to decline, even if our business is doing well.
- A market for our securities may not develop, which would adversely affect the liquidity and price of our securities.
- If the New PubCo Securities are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in our securities may be disrupted.
- The NYSE may not list our securities on its exchange, and if they are listed we may be unable to satisfy listing requirements in the future, which could limit investors' ability to effect transactions in our securities and subject us to additional trading restrictions.
- Subsequent to the completion of the Business Combination, New PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New PubCo's financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
- Being a public company requires significant resources and management attention and may affect our ability to attract and retain executive management and qualified board members.
- After completion of the Business Combination, we will depend on our shareholder Ambipar for many support services, certain of which will be provided only on a transitional basis while others may be provided for the foreseeable future on arms-length terms.
- Our business and operations could be negatively affected if we become subject to any securities litigation, shareholder activism, regulatory actions or compliance issues which could cause us to incur significant expenses, hinder execution of business and growth strategies, including by distracting our management and impacting the price of our securities.
- The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.
- The dual class structure of New PubCo Ordinary Shares may adversely affect the trading market for New PubCo Class A Ordinary Shares.

Risks Relating to the Acquisition of Witt O'Brien's (the "WOB Acquisition")

- If the WOB Acquisition is consummated, we may be unable to successfully integrate Witt O'Brien's operations or to fully realize targeted synergies, revenues and other expected benefits of the WOB Acquisition.
- The WOB Acquisition is subject to antitrust approvals, as well as other conditions precedent which satisfaction is not entirely under our control.
- The WOB Acquisition may expose us to liabilities and contingencies.
- We may incur additional costs in relation to Witt O'Brien's internal controls and information systems.

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